                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                  [X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1999

                                       OR

                 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   From the transition period from        to


                        Commission file number 000-24312


             A. Full title of the plan and the address of the plan,
                if different from that of the issuer named below:

              AGRI-NUTRITION GROUP LIMITED RETIREMENT SAVINGS PLAN


          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

                               VIRBAC CORPORATION
                      (f/k/a AGRI-NUTRITION GROUP LIMITED)
                             3200 Meacham Boulevard
                              Fort Worth, TX 76137
                             Telephone 817-831-5030

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  AGRI-NUTRITION GROUP LIMITED
                                  RETIREMENT SAVINGS PLAN



Date:  March 25, 2002             by: /s/ Joseph A. Rougraff
                                     -------------------------------------------
                                     Joseph A. Rougraff, Chief Financial Officer

                          INDEPENDENT AUDITOR'S REPORT


To the Plan Administrator
Agri-Nutrition Group Limited Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of Agri-Nutrition Group Limited Retirement Savings Plan as of December 31, 1999, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Agri-Nutrition Group Limited Retirement Savings Plan as of December 31, 1998 were audited by other auditors whose report dated December 31, 2000, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Agri-Nutrition Group Limited Retirement Savings Plan as of December 31, 1999 and the changes in net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary financial information on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employment Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



WEAVER AND TIDWELL, L.L.P.

Fort Worth, Texas
October 1, 2001

              AGRI-NUTRITION GROUP LIMITED RETIREMENT SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 1999 AND 1998



                                           1999         1998
                                        ----------   ----------
ASSETS
     Investments, at fair value         $5,221,937   $4,138,022
     Employer contribution receivable        2,464       10,466
     Employee contribution receivable        4,442       15,373
     Participant loans                       3,400        1,444
                                        ----------   ----------

         Total assets                    5,232,243    4,165,305


LIABILITIES                                     --           --
                                        ----------   ----------


NET ASSETS AVAILABLE FOR BENEFITS       $5,232,243   $4,165,305
                                        ==========   ==========

  The Notes to Financial Statements are an integral part of these statements.

              AGRI-NUTRITION GROUP LIMITED RETIREMENT SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          YEAR ENDED DECEMBER 31, 1999


ADDITIONS TO NET ASSETS ATTRIBUTED TO:
     Contributions
         Employer                                              $  120,801
         Employee                                                 287,694
         Rollover                                                   2,651
     Investment Income
         Capital gains                                             35,045
         Interest                                                  80,029
         Net investment income from pooled separate accounts      453,383
         Net appreciation in fair value of investments            282,264
                                                               ----------

             Total additions                                    1,261,867


DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
     Benefits paid to participants                                173,767
     Administrative expenses                                       21,162
                                                               ----------

             Total deductions                                     194,929
                                                               ----------

             Increase in net assets available for benefits      1,066,938


NET ASSETS AVAILABLE FOR BENEFITS:
     Beginning of year                                          4,165,305
                                                               ----------

     End of year                                               $5,232,243
                                                               ==========

     The Notes to Financial Statements are an integral part of this statement.

             AGRI-NUTRITION GROUP LIMITED RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING

         Agri-Nutrition Group Limited Retirement Savings Plan (the "Plan") maintains its accounting records on the accrual basis.

     INVESTMENT VALUATION AND INCOME RECOGNITION

         At December 31 of each year, the Plan's assets are revalued to reflect fair value using quoted market prices. Any appreciation or depreciation in fair value is reflected in the statement of changes in net assets available for benefits.

     USE OF ESTIMATES

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.


NOTE 2.  DESCRIPTION OF PLAN

     The following description of Agri-Nutrition Group Limited Retirement Savings Plan provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

     The Plan is a defined contribution plan covering all eligible employees of Agri-Nutrition Group Limited and participating Companies (PM Resources, Zema Corporation and St. JON Laboratories) (the "Company"). The Plan meets the eligibility requirements of a 401(k) plan under the Internal Revenue Code and is subject to the provisions of the Employee Retirement Income Security Act (ERISA) of 1974.

     The Plan covers all employees of the Company who were employees on the effective date of the plan, September 9, 1993. All employees who have attained the age of 18 and have completed six consecutive months of service are eligible to participate in the Plan. Participant contributions are fully vested at all times. The Plan provides for vesting of the Company's matching and discretionary contributions according to the following schedule: after one year of service, 33%; after two years of service, 67%; and after three years of service, 100%.

             AGRI-NUTRITION GROUP LIMITED RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

NOTE 2.  DESCRIPTION OF PLAN - CONTINUED

     Each participant may elect to contribute up to 15 percent of their eligible compensation, as defined in the Plan, in increments of one percent, with the right to increase or decrease their rate of basic contribution or investment percentage of each fund on the first day of each month. The Company contributes to the Plan an amount equal to one-half of participant contributions, not to exceed four percent of the participant's eligible compensation. In addition, the Plan accepts qualified rollover contributions from participants.

     In addition to the Company's matching contribution, the Company may make a discretionary contribution to the Plan out of its accumulated earnings or current profits as decided by the Board of Directors. The Company's discretionary contribution is allocated to the participants based on their eligible compensation as a percentage of total compensation. No discretionary contributions were made in 1999 or 1998.

     Each participant may designate, in one percent increments, the percentage of participant and Company matching contributions allocable to their account which are to be invested in the Guaranteed Interest Fund, Money Market Fund, Bond Emphasis Balanced Fund, Stock Emphasis Balanced Fund, Large Cap Stock Index Fund, T. Rowe Price New Horizons Fund, and Agri-Nutrition Group Ltd Stock Fund.

     If a participant terminates employment prior to becoming fully vested, the forfeited portions of the Company's discretionary contributions are allocated to the remaining participants on the basis of their compensation.

     Retiring participants, participants leaving the employment of the Company due to disabling illness or injury, and participants whose employment is terminated prior to retirement, disability or death will receive the vested balance in their individual account in a lump sum payment or in approximate equal annual or monthly installments over a period of time based upon the written election of the participant for participants with vested account balances greater than $3,500. Payment of benefits for participants with vested account balances of $3,500 or less are disbursed in a lump sum. Upon death, a participant's account will be distributed to the designated beneficiary at his election in the manner described above.

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, the rights of participants to benefits accrued to the date of termination will be fully vested and nonforfeitable.

     Any active employee may apply for a loan from the Plan. The minimum loan amount is $1,000 and the maximum total dollar amount may not exceed $50,000. The loans may not exceed the lesser of 50 percent of the participant's nonforfeitable accrued benefit or 100 percent of vested participant contributions and income. The security for each loan shall be

             AGRI-NUTRITION GROUP LIMITED RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

NOTE 2.  DESCRIPTION OF PLAN - CONTINUED

     an irrevocable pledge and assignment of the nonforfeitable participant's accrued benefit with a repayment term of 60 months or less. Only one loan per participant may be outstanding in any twelve-month period.


NOTE 3.   INVESTMENTS

     The investments of the Plan are maintained in pooled separate accounts held by the Principal Life Insurance Company. A pooled separate account contains assets of two or more unrelated plans which are invested together with each plan having units of participation.

     The following table presents the fair values of investments as of December 31, 1999 and 1998. Investments that represent five percent or more of the Plan's net assets are separately identified.

                                                 December 31,     December 31,
                                                     1999             1998
                                                --------------   --------------
         Investments at fair value as
         determined by quoted market price
              Guaranteed Interest Fund          $      151,204   $      129,039
              Money Market Fund                        639,555 *        599,010 *
              Bond Emphasis Balanced Fund              690,563 *        628,387 *
              Stock Emphasis Balanced Fund             774,679 *        653,802 *
              Large Cap Stock Index Fund             1,690,108 *      1,262,889 *
              T. Rowe Price New Horizons Fund          393,045 *        256,855 *
              Insurance Policies                       482,395 *        459,228 *
              Agri-Nutrition Group Ltd. Fund           400,388 *        148,812
                                                --------------   --------------

                                                $    5,221,937   $    4,138,022
                                                ==============   ==============

                      * Represents 5% or more of net assets

NOTE 4.   TAX STATUS OF PLAN

         The Plan obtained its latest determination letter in May, 1997, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

             AGRI-NUTRITION GROUP LIMITED RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

NOTE 5.   PLAN MERGER

         During 1999, Agri-Nutrition Group Limited merged with a U.S. subsidiary of a French manufacturer (the "Acquiring Company") to form a new company. In 2001, the Acquiring Company merged the existing pension plan of the Acquiring Company with the Plan.

NOTE 6.   RECONCILIATION TO 5500

                                                                     Change in
                                                Net Assets           Net Assets
                                                 Available           Available
                                               For Benefits        For Benefits
                                             ----------------    ----------------
              Per financial statements       $      5,232,243    $      1,066,938
                  Insurance policies
                      not included in 5500           (482,396)            (23,041)
                                             ----------------    ----------------

              Per 5500                       $      4,749,847    $      1,043,897
                                             ================    ================

              AGRI-NUTRITION GROUP LIMITED RETIREMENT SAVINGS PLAN
                          ITEM 27a - SCHEDULE OF ASSETS
                          HELD FOR INVESTMENT PURPOSES
                           EIN: 43-1648680 PLAN - 001
                                DECEMBER 31, 1999



 (a)           (b)                         (c)                         (d)         (e)
                              Description of investment
        Identity of issue,     including maturity date,
         borrower, lessor     rate of interest, collateral,                      Current
         or similar party        par or maturity value                Cost        Value
        ------------------    -----------------------------        ----------  ----------
        Principal Life        Insurance Company General
            Insurance Co.         Guaranteed Interest              $  154,806  $  151,204

        Principal Life        Pooled Separate Accounts
            Insurance Co.         Money Market                        599,836     639,555

        Principal Life        Pooled Separate Accounts
            Insurance Co.         Bond Emphasis Balanced              571,844     690,563

        Principal Life        Pooled Separate Accounts
            Insurance Co.         Large Cap Stock Index             1,022,043   1,690,108

        Principal Life        Pooled Separate Accounts
            Insurance Co.         Stock Emphasis Balanced             599,201     774,679

        T. Rowe Price Funds   Registered Investment Company
                                  T. Rowe Price New Horizons          323,684     393,045

        Agri-Nutrition        Employer Security - Common
            Group Ltd             Agri-Nutrition Group Limited Co     188,729     400,388

        Massachusetts         Insurance Company General
            General               Guaranteed Interest                 176,444     176,444

        Lincoln National      Insurance Company General
                                  Guaranteed Interest                 217,103     217,103

        College Life          Insurance Company General
                                  Guaranteed Interest                  84,385      84,385

        Midland Life          Insurance Company General
                                  Guaranteed Interest                   4,463       4,463

        Participant Loans     Interest Rates Ranging
                                  from 7.75% to 9.75%                      --       3,400
                                                                   ----------  ----------

                                                                   $3,942,538  $5,225,337
                                                                   ==========  ==========

              AGRI-NUTRITION GROUP LIMITED RETIREMENT SAVINGS PLAN
                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                           EIN: 43-1648680 PLAN - 001
                          YEAR ENDED DECEMBER 31, 1999

                                               (a)              (b)              (c)             (b)              (e)
                                              Total            Total            Total           Total
                                            Number of         Number          Value of          Value           Net Gain
  Description of Asset                      Purchases        of Sales         Purchases        of Sales          (Loss)
-------------------------                   ---------        --------         ---------        --------         ---------
Pooled Separate Accounts
    Money Market                                 69                           $ 155,219        $     --         $      --

Pooled Separate Accounts
    Money Market                                                  29                            142,901             6,160

Pooled Separate Accounts
    Large Cap Stock Index                        68                             183,071

Pooled Separate Accounts
    Large Cap Stock Index                                         26                             34,117            12,580